Exhibit 99.1

Omega Protein Establishes Quarterly Dividend Program

Institutes Quarterly Cash Dividend of $0.05 Per Share

HOUSTON, TX – January 23, 2017 – Omega Protein Corporation (NYSE:OME), a nutritional product company and a leading integrated provider of specialty oils and specialty protein products, announced today that its Board of Directors has approved the initiation of a dividend program under which it intends to pay a regular quarterly cash dividend to its shareholders. The initial quarterly cash dividend of $0.05 per share is payable on March 15, 2017 to shareholders of record as of the close of business on February 22, 2017.

“The quarterly dividend reflects the confidence our Board of Directors and executive team have in the Company's long-term financial outlook and ability to generate strong cash flows,” said Bret Scholtes, Omega Protein’s President and Chief Executive Officer. “We remain committed to enhancing value for shareholders by prudently investing in our business while also returning capital to our shareholders through the initiation of a quarterly cash dividend and the previously announced three-year $40 million share buyback.”

The Company expects to maintain a program of paying dividends on a quarterly basis. Future dividend payments are subject to review and approval by the Board of Directors.

About Omega Protein Corporation

Omega Protein Corporation (NYSE: OME) is a century old nutritional product company that develops, produces and delivers healthy products throughout the world to improve the nutritional integrity of foods, dietary supplements and animal feeds. Omega Protein's mission is to help people lead healthier lives with better nutrition through sustainably sourced ingredients such as highly-refined specialty oils, specialty protein products and nutraceuticals.

The Company operates seven manufacturing facilities located in the United States, Canada and Europe. The Company also operates more than 30 vessels to harvest menhaden, a fish abundantly found in the Atlantic Ocean and Gulf of Mexico.

For More Information

Visit Omega Protein at www.omegaprotein.com, follow us on Twitter at https://twitter.com/omegaprotein, or find us on LinkedIn at https://www.linkedin.com/company/omega-protein-inc.

Forward-Looking Statements

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS: The statements contained in this press release that are not historical facts are forward - looking statements that involve a number of risks and uncertainties. Forward - looking information may be based on projections, predictions and estimates. In this press release and in reports we file or furnish with the SEC, and in related comments by our management, we use words like “anticipate,” “appears,” “approximately,” “believe,” “continue,” “could,” “designed,” “effect,” “estimate,” “evaluate,” “expect,” “forecast,” “goal,” “initiative,” “intend,” “may,” “objective,” “outlook,” “plan,” “potential,” “priorities,” “project,” “pursue,” “see,” “seek,” “should,” “target,” or the negative of any of those words or similar expressions to identify forward-looking statements that represent our current judgement about possible future events. In making these statements we rely on assumptions and analyses based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we consider appropriate under the circumstances. We believe these judgments are reasonable, but these statements are not guarantees of any events or financial results, and our actual results may differ materially due to a variety of important factors, both positive and negative. These factors include among others the following: (1) the Company’s ability to meet its raw material requirements through its annual menhaden harvest, which is subject to fluctuations due to natural conditions over which the Company has no control, such as varying fish population, fish oil yields, adverse weather conditions, natural and other disasters and disease; (2) the impact of laws and regulations that may be enacted that may restrict the Company’s operations or the sale of the Company’s products or increase the cost of compliance; (3) the impact of worldwide supply and demand relationships on prices for the Company’s products; (4) the Company’s expectations regarding demand and pricing for its products proving to be incorrect, and the effect of forward sales of products on the Company’s financial results; (5) fluctuations in the Company’s quarterly operating results due to the seasonality of the Company’s business, estimates of standard cost for inventory and subsequent adjustments to such costs, and the Company’s deferral of inventory sales based on worldwide prices for competing products; (6) the Company’s ability to realize the anticipated benefits from its acquisitions in the human nutrition business, and specifically, to integrate successfully its acquisitions in the human nutrition segment; (7) the Company’s expectations regarding its human nutrition segment, its future prospects and the dietary supplement market or the human health and wellness segment generally, proving to be incorrect; (8) increase in the price and shortage of key raw materials that could adversely affect the Company’s human nutrition segment; (9) the cost of compliance or potential restrictions on sales caused by laws and regulations regarding businesses; fish meal or oil importation into foreign jurisdictions; (10) business disruptions, costs and future events related to any proxy contests initiated by any activist stockholders; (11) the impact of the resolution of the U.S. Attorney’s criminal investigation and the Company’s plea agreements and terms of probation with respect to the Company’s waste water discharge practices on the Company’s business, reputation, results of operations and financial condition; (12) the resolution of a Department of Justice False Claims Act investigation and the resulting impact on the Company’s business, reputation, results of operations and financial condition; (13) the Company’s expectations regarding the ASMFC’s 2017 harvest quota decision, including timing and allocations among ASMFC member states and user groups; (14) the ability of the Company to purchase shares of its common stock under its share repurchase program due to changes in stock price or other conditions; and (15) the ability or willingness of the Company to make further dividend payments, and the anticipated level and timing of those payments. Other factors are described in further detail in the Company’s filings with the Securities and Exchange Commission, including its reports on Form 10-K, Form 10-Q and Form 8-K. Except as required by law, the Company expressly disclaims any intention or obligation to revise or update any forward-looking information whether as a result of new information, future events or otherwise.

Contact
Investor Relations
(713) 623-0060
hq@omegahouston.com